                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                         Dreyer's Grand Ice Cream, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    26187810
                                 (CUSIP Number)

                               Patrick E. Bennett
                                San Tomo Partners
                              11292 N. Alpine Road
                               Stockton, CA 95212
                                 (209) 948-0792
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 7, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

        Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        Exhibit Index located at Page 23.

                         (Continued on following pages)
                              (Page 1 of 26 Pages)

-----------------------------------------          -----------------------------
CUSIP NO.         26187810                  13D    Page 2 of 26 Pages
-----------------------------------------          -----------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               San Tomo Partners
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) [X]  (b)   [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION - California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------

                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                       [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON -- PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.         26187810                  13D    Page 3 of 26 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Cortopassi Family Trust
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [X]    (b)   [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               PF, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON -- OO
--------------------------------------------------------------------------------

-----------------------------------------          -----------------------------
CUSIP NO.         26187810                  13D    Page 4 of 26 Pages
-----------------------------------------          -----------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Stanislaus Food Products Co.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [X]  (b)   [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES - [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

-----------------------------------------          -----------------------------
CUSIP NO.         26187810                  13D    Page 5 of 26 Pages
-----------------------------------------          -----------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Stanislaus Partners
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [X] (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES - [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON -- PN
--------------------------------------------------------------------------------

-----------------------------------------          -----------------------------
CUSIP NO.         26187810                  13D    Page 6 of 26 Pages
-----------------------------------------          -----------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Sierra Quality Canners, Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [X] (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON -- CO
--------------------------------------------------------------------------------

-----------------------------------------          -----------------------------
CUSIP NO.         26187810                  13D    Page 7 of 26 Pages
-----------------------------------------          -----------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               LICO Brands, Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [X] (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON -- CO
--------------------------------------------------------------------------------

-----------------------------------------          -----------------------------
CUSIP NO.         26187810                  13D    Page 8 of 26 Pages
-----------------------------------------          -----------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Trecento Investors, Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [X] (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION - California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES - [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON -- CO
--------------------------------------------------------------------------------

-----------------------------------------          -----------------------------
CUSIP NO.         26187810                  13D    Page 9 of 26 Pages
-----------------------------------------          -----------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               DACCO, Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [X] (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION - California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES - [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON -- CO
--------------------------------------------------------------------------------

-----------------------------------------          -----------------------------
CUSIP NO.         26187810                  13D    Page 10 of 26 Pages
-----------------------------------------          -----------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Capecchio Foundation
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  [X] (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION - California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES - [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON -- CO
--------------------------------------------------------------------------------

-----------------------------------------          -----------------------------
CUSIP NO.         26187810                  13D    Page 11 of 26 Pages
-----------------------------------------          -----------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Alpinello Investors, Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [X] (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION - California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES - [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON -- CO
--------------------------------------------------------------------------------

-----------------------------------------          -----------------------------
CUSIP NO.         26187810                  13D    Page 12 of 26 Pages
-----------------------------------------          -----------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               VICOR, LLC (f/k/a CORVI, LLC)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [X] (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION - California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES - [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON -- OO
--------------------------------------------------------------------------------

-----------------------------------------          -----------------------------
CUSIP NO.         26187810                  13D    Page 13 of 26 Pages
-----------------------------------------          -----------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Wright Tract Partners, LP
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [X] (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION - California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - -0-
       NUMBER
         OF
       SHARES
    BENEFICIALLY
      OWNED BY
     REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER - 3,083,400
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - -0-
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 3,083,400
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,083,400
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES - [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.33%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON -- PN
--------------------------------------------------------------------------------

Item 1: Security and Issuer.

        Class of Securities: Common Stock

        Issuer:              Dreyer's Grand Ice Cream, Inc. ("Issuer")

        Principal Address:   5929 College Avenue
                             Oakland, CA   94618
                             Telephone:  (510) 652-8187

Item 2: Identity and Background.

        (a)    Reporting Persons:

               i.     Cortopassi Family Trust ("CFT");
               ii.    Stanislaus Food Products Co. ("SFP");
               iii.   Stanislaus Partners ("SP");
               iv.    San Tomo Partners ("STP");
               v.     Sierra Quality Canners, Inc. ("SQC");
               vi.    LICO Brands, Inc. ("LBI");
               vii.   Trecento Investors, Inc. ("TII");
               viii.  DACCO, Inc. ("DI");
               ix.    Capecchio Foundation ("CF");
               x.     Alpinello Investors, Inc. ("AII");
               xi.    VICOR, LLC (f/k/a CORVI, LLC) ("VL").
               xii.   Wright Tract Partners, LP ("WTP").

        (b)    Principal Business Address:

               11292 North Alpine Road
               Stockton, CA  95212

        (c) Principal Occupation/Principal Business:

               CFT:          Investments
               SFP:          Food processing
               SP:           Investments
               STP:          Investments
               SQC:          Investments
               LBI:          Investments
               TII:          Investments
               DI:           Investments
               CF:           Charity
               AII:          Investments
               VL:           Investments
               WTP:          Investments

        (d)    None.

        (e)    None.

        (f)    Not applicable.

Item 3: Source and Amount of Funds or Other Consideration.

        The shares of Common Stock of Issuer reported as beneficially owned by CFT in Item 5 have been purchased with personal funds and borrowings from Smith Barney secured by marketable securities. CFT has paid a total of $9,413,567.00 (including broker's commissions and fees) in separate transactions. As of October 7, 1998, CFT beneficially owned a total of 650,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by SFP in Item 5 have been purchased with working capital and borrowings from Smith Barney and Hambrecht & Quist secured by marketable securities. SFP has paid a total of $11,848,178.00 (including broker's commissions and fees) in separate transactions. As of October 7, 1998, SFP beneficially owned a total of 748,400 shares of the Common Stock of Issuer.

        During the 60-day period prior to October 7, 1998, SFP acquired 198,400 shares of the Common Stock of Issuer in separate transactions as follows:


               Date of Purchase     Number of Shares             Total Cost*
               ----------------     ----------------             -----------
                   08/11/98             16,500                    $  249,537
                   08/11/98              9,700                       147,306
                   08/11/98             23,800                       362,930
                   08/19/98                500                         6,895
                   08/21/98             49,500                       674,031
                   09/10/98             40,000                       388,758
                   09/11/98             10,000                       100,004
                   09/15/98             20,000                       200,004
                   10/07/98             12,500                       117,191
                   10/08/98              6,500                        63,383
                   10/09/98              7,900                        79,432
                   10/12/98              1,500                        15,281


        The shares of Common Stock of Issuer reported as beneficially owned by SP in Item 5 have been purchased with working capital and borrowings from Hambrecht & Quist secured by marketable securities. SP has paid $965,634.00 (including broker's commissions and fees) in one transaction. As of October 7, 1998, SP beneficially owned a total of 100,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to October 7, 1998, SP acquired 100,000 shares of the Common Stock of Issuer in one transaction as follows:


               Date of Purchase     Number of Shares             Total Cost*
               ----------------     ----------------             -----------
                   09/04/98            100,000                   $   965,634


--------------
*Includes broker's commissions and fees.

        The shares of Common Stock of Issuer reported as beneficially owned by STP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. STP has paid a total of $4,498,286.00 (including broker's commissions and fees) in separate transactions. As of October 7, 1998, STP beneficially owned a total of 300,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by SQC in Item 5 have been purchased with working capital and borrowings from Hambrecht & Quist secured by marketable securities. SQC has paid a total of $11,308,981.00 (including broker's commissions and fees) in separate transactions. As of October 7, 1998, SQC beneficially owned a total of 650,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to October 7, 1998, SQC acquired 200,000 shares of the Common Stock of Issuer in separate transactions as follows:


               Date of Purchase     Number of Shares             Total Cost*
               ----------------     ----------------             -----------
                   08/11/98             25,000                   $    376,254
                   08/12/98             25,000                        376,879
                   08/19/98             15,000                        206,254
                   08/20/98             20,000                        273,754
                   08/21/98             15,000                        203,753
                   08/26/98            100,000                      1,225,004


        During the 60-day period prior to October 7, 1998, SQC disposed of 100,000 shares of the Common Stock of Issuer in one transaction as follows:


               Date of Sale         Number of Shares             Net Proceeds*
               ------------         ----------------             -------------
                   09/04/98            100,000                   $      962,464


        The shares of Common Stock of Issuer reported as beneficially owned by LBI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. LBI has paid a total of $2,444,243.00 (including broker's commissions and fees) in separate transactions. As of October 7, 1998, LBI beneficially owned a total of 125,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by TII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. TII has paid a total of $2,647,289.00 (including broker's commissions and fees) in separate transactions. As of October 7, 1998, TII beneficially owned a total of 150,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by DI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. DI has paid a total of $2,714,106.00 (including broker's commissions and fees) in separate transactions. As of October 7, 1998, DI beneficially owned a total of 150,000 shares of the Common Stock of Issuer.


-----------
*Includes broker's commissions and fees.

        Of the shares of Common Stock of Issuer reported as beneficially owned by CF in Item 5, 5,000 shares were received as a donation by CFT and 95,000 shares have been purchased with working capital. CF and CFT have paid a total of $1,664,054.00 (including broker's commissions and fees) in separate transactions. As of October 7, 1998, CF beneficially owned a total of 100,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by AII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. AII has paid a total of $454,611.00 (including broker's commissions and fees) in separate transactions. As of October 7, 1998, AII beneficially owned a total of 30,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by VL in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. VL has paid a total of $1,263,992.00 (including broker's commissions and fees) in separate transactions. As of October 7, 1998, VL beneficially owned a total of 70,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by WTP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. WTP has paid a total of $141,033.00 (including broker's commissions and fees) in separate transactions. As of October 7, 1998, WTP beneficially owned a total of 10,000 shares of the Common Stock of Issuer.


---------------
*Includes broker's commissions and fees.

Item 4: Purpose of Transaction.

        Reporting Persons acquired the securities of Issuer for purposes of investment.

        Subject to applicable legal requirements, Reporting Persons may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their shares of Common Stock at any time.

        Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

        However, Reporting Persons reserve the right to take such action as they may deem appropriate with respect to any or all of such matters.

Item 5: Interest in Securities of the Issuer.

        Because Reporting Persons comprise a "group" for purposes of this report, each of them is deemed to own beneficially all of the shares owned by members of the group. The following table identifies the individual ownership of each Reporting Person.


                             CFT             SFP              SP             STP             SQC              LBI
                             ---             ---              --             ---             ---              ---
Shares Owned               650,000         748,400         100,000         300,000         650,000         125,000
Percentage of Class           2.39%           2.75%           0.37%           1.10%           2.39%           0.46%


                             TII             DI               CF             AII              VL              WTP
                             ---             --               --             ---              --              ---
Shares Owned               150,000         150,000         100,000          30,000         70,000         10,000
Percentage of Class           0.55%           0.55%           0.37%           0.11%          0.26%          0.03%


(c)     See Item 3 above.

(d)     Not applicable.

(e)     Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Dean A. Cortopassi is an executive officer, managing member or trustee of each entity named in response to Item 2 above. With this exception, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7: Material to be Filed as Exhibits.

        Exhibit A: Joint Filing Statement.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 22, 1998


CORTOPASSI FAMILY TRUST



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        Trustee


STANISLAUS FOOD PRODUCTS CO.



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        Chief Executive Officer


STANISLAUS PARTNERS

By:  DACCO, Inc.,
     its General Partner


By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President


SAN TOMO PARTNERS

By:  DACCO, Inc.,
     its General Partner


By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President

SIERRA QUALITY CANNERS, INC.



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President


LICO BRANDS, INC.



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President


TRECENTO INVESTORS, INC.



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President


DACCO, INC.



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President


CAPECCHIO FOUNDATION



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President

ALPINELLO INVESTORS, INC.



By:     /s/ Donald G. Lenz
        -------------------------------
        Donald G. Lenz
        President


VICOR, LLC



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner


By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President

                                  EXHIBIT INDEX


Exhibit                                            Sequential Page
-------                                            ---------------
Exhibit A - Joint Filing Statement                        24

                                    EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: October 22, 1998


CORTOPASSI FAMILY TRUST



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        Trustee


STANISLAUS FOOD PRODUCTS CO.



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        Chief Executive Officer


STANISLAUS PARTNERS

By:  DACCO, Inc.,
     its General Partner



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President

SAN TOMO PARTNERS
By:  DACCO, Inc.,
     its General Partner



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President


SIERRA QUALITY CANNERS, INC.



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President


LICO BRANDS, INC.



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President


TRECENTO INVESTORS, INC.



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President


DACCO, INC.



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President

CAPECCHIO FOUNDATION



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President


ALPINELLO INVESTORS, INC.



By:     /s/ Donald G. Lenz
        -------------------------------
        Donald G. Lenz
        President


VICOR, LLC



By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner


By:     /s/ Dean A. Cortopassi
        -------------------------------
        Dean A. Cortopassi
        President